WESMARK FUNDS

One Bank Plaza, 5th Floor

Wheeling, WV  26003

June 2, 2014

Via EDGAR

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

WesMark Funds (the “Trust”)

File Nos.  333-16157 and 811-07925

Dear Ms. Hatch:

On behalf of the Trust, I am responding to your telephonic comments on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff” or “SEC”) on May 28, 2014 regarding its review of the Trust’s Form N-CSR, filed with the SEC via EDGAR on March 20, 2014.

Set forth in the numbered paragraph below is a summary of the Staff’s oral comment provided on May 28, 2014 accompanied by the Trust’s response.

1.

Staff Comment:  The Staff requested that the Trust identify in its response the expenses that are contained in the line item titled “Prepaid Expenses” in the Trust’s Statements of Assets and Liabilities financial statement for the fiscal year ended December 31, 2013 and whether such expenses were amortized.

Registrant’s Response:  The expenses included in the line item titled “Prepaid Expenses” in the Trust’s Statements of Assets and Liabilities financial statement for the fiscal year ended December 31, 2013 contain expenses for ICI membership, insurance and state registration fees, and such expenses were amortized over the Trust’s fiscal year ended December 31, 2013.

If you have any questions or need further clarification, please contact me at (304) 234-9000.  Thank you.

Sincerely,

/s/ David B. Ellwood

David B. Ellwood

Chief Executive Officer and President

cc:

Deborah Ferdon, WesBanco Investment Department

Todd P. Zerega, Reed Smith LLP